UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2009, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 8, 2010 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated February 5, 2010, a copy of which was furnished under cover of Form 6-K on February 5, 2010.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: February 8, 2010

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	December 31, 2009	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥1,052,777	¥674,917	$7,336
Short-term investments	20,264	129,252	1,405
Notes and accounts receivable, trade	1,947,765	2,026,886	22,032
Allowance for doubtful accounts	(45,208)	(41,695)	(453)
Inventories (Note 3)	313,494	386,053	4,196
Prepaid expenses and other current assets	512,479	554,216	6,024
Deferred income taxes	266,480	233,896	2,542

Total current assets	4,068,051	3,963,525	43,082

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,772,740	160,573
Telecommunications service lines	13,968,838	14,172,739	154,052
Buildings and structures	5,770,337	5,799,327	63,036
Machinery, vessels and tools	1,755,854	1,764,139	19,175
Land	1,111,734	1,111,046	12,077
Construction in progress	305,167	317,216	3,448

	37,617,313	37,937,207	412,361
Accumulated depreciation	(27,415,794)	(27,913,076)	(303,403)

Net property, plant and equipment	10,201,519	10,024,131	108,958

Investments and other assets:
Investments in affiliated companies	622,735	615,903	6,695
Marketable securities and other investments	277,375	275,946	2,999
Goodwill (Note 8)	453,617	518,230	5,633
Other intangibles	1,406,991	1,405,748	15,280
Other assets	894,828	902,737	9,812
Deferred income taxes	871,272	909,105	9,881

Total investments and other assets	4,526,818	4,627,669	50,300

Total assets	¥18,796,388	¥18,615,325	$202,340

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	December 31, 2009	December 31, 2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥388,028	¥464,051	$5,044
Current portion of long-term debt	603,041	379,767	4,128
Accounts payable, trade	1,302,607	1,018,567	11,071
Accrued payroll	454,575	345,706	3,758
Accrued interest	12,481	12,940	141
Accrued taxes on income	288,803	151,495	1,647
Accrued consumption tax	28,326	46,568	506
Advances received	114,934	121,316	1,319
Deposit received	275,089	158,201	1,719
Other	226,315	214,188	2,328

Total current liabilities	3,694,199	2,912,799	31,661

Long-term liabilities:
Long-term debt	3,691,688	3,807,880	41,390
Obligations under capital leases	47,394	45,074	490
Liabilities for employees’ retirement benefits	1,639,785	1,671,651	18,170
Other	577,692	671,029	7,294

Total long-term liabilities	5,956,559	6,195,634	67,344

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4)
Authorized – 6,192,920,900 shares
Issued – 1,574,120,900 shares at March 31 and December 31, 2009	937,950	937,950	10,195
Additional paid-in capital (Note 8)	2,841,037	2,838,486	30,853
Retained earnings (Note 4)	5,066,637	5,333,458	57,972
Accumulated other comprehensive income (loss)	(341,917)	(331,624)	(3,604)
Treasury stock, at cost (Note 4) –
250,844,167 shares at March 31 and
250,898,274 shares at December 31, 2009	(1,205,597)	(1,205,770)	(13,106)

Total NTT shareholders’ equity	7,298,110	7,572,500	82,310

Noncontrolling interests	1,847,520	1,934,392	21,025

Total equity	9,145,630	9,506,892	103,335

Contingent liabilities (Note 9)

Total liabilities and equity	¥18,796,388	¥18,615,325	$202,340

	Yen		U.S. dollars (Note 2)
	March 31, 2009	December 31, 2009	December 31, 2009
Per share of common stock:

NTT shareholders’ equity	¥5,515.18	¥5,722.77	$62.2

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Operating revenues:
Fixed voice related services	¥1,960,983	¥1,780,912	$19,358
Mobile voice related services	1,750,539	1,642,412	17,852
IP/packet communications services	2,150,229	2,316,395	25,178
Sale of telecommunications equipment	538,365	447,335	4,862
System integration	812,732	849,851	9,238
Other	521,496	488,759	5,313

	7,734,344	7,525,664	81,801

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,760,719	1,777,554	19,321
Cost of equipment sold (exclusive of items shown separately below)	697,427	578,488	6,288
Cost of system integration (exclusive of items shown separately below)	514,414	542,130	5,893
Depreciation and amortization	1,589,263	1,500,533	16,310
Impairment loss	1,086	547	6
Selling, general and administrative expenses	2,156,965	2,178,325	23,678

	6,719,874	6,577,577	71,496

Operating income (loss)	1,014,470	948,087	10,305

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(44,996)	(42,392)	(461)
Interest income	19,214	18,565	202
Other, net	56,142	17,593	192

	30,360	(6,234)	(67)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,044,830	941,853	10,238

Income tax expense (benefit):
Current	480,424	406,002	4,413
Deferred	(143,295)	(31,857)	(346)

	337,129	374,145	4,067

Income (loss) before equity in earnings (losses) of affiliated companies	707,701	567,708	6,171
Equity in earnings (losses) of affiliated companies	11,045	8,962	97

Net income (loss)	718,746	576,670	6,268

Less – Net income attributable to noncontrolling interests	(174,663)	(157,672)	(1,714)

Net income (loss) attributable to NTT	¥544,083	¥418,998	$4,554

Summary of total comprehensive income (loss):
Net income (loss)	¥718,746	¥576,670	$6,268
Other comprehensive income (loss) (Note 4)	(60,360)	10,571	115
Comprehensive income (loss)	658,386	587,241	6,383
Less – Comprehensive income attributable to noncontrolling interests	(167,633)	(157,950)	(1,717)
Comprehensive income (loss) attributable to NTT	¥490,753	¥429,291	$4,666

	Shares or yen		U.S. dollars (Note 2)
	2008	2009	2009
Per share of common stock (Note 4):
Weighted average number of shares outstanding	1,352,219,853	1,323,281,503
Net income (loss) attributable to NTT	¥402.36	¥316.64	$3.44

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Operating revenues:
Fixed voice related services	¥645,267	¥586,478	$6,375
Mobile voice related services	570,912	557,806	6,063
IP/packet communications services	733,472	780,441	8,483
Sale of telecommunications equipment	169,044	151,639	1,648
System integration	271,288	282,789	3,074
Other	179,768	168,403	1,830

	2,569,751	2,527,556	27,473

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	598,808	599,810	6,520
Cost of equipment sold (exclusive of items shown separately below)	237,486	191,171	2,078
Cost of system integration (exclusive of items shown separately below)	170,332	180,742	1,964
Depreciation and amortization	568,483	503,541	5,473
Impairment loss	685	47	1
Selling, general and administrative expenses	724,569	750,928	8,162

	2,300,363	2,226,239	24,198

Operating income (loss)	269,388	301,317	3,275

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,862)	(13,581)	(148)
Interest income	6,612	6,275	68
Other, net	12,531	4,252	47

	4,281	(3,054)	(33)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	273,669	298,263	3,242

Income tax expense (benefit):
Current	141,470	114,992	1,250
Deferred	(41,016)	(612)	(7)

	100,454	114,380	1,243

Income (loss) before equity in earnings (losses) of affiliated companies	173,215	183,883	1,999
Equity in earnings (losses) of affiliated companies	3,624	4,244	46

Net income (loss)	176,839	188,127	2,045

Less – Net income attributable to noncontrolling interests	(39,109)	(51,373)	(559)

Net income (loss) attributable to NTT	¥137,730	¥136,754	$1,486

Summary of total comprehensive income (loss):
Net income (loss)	¥176,839	¥188,127	$2,045
Other comprehensive income (loss)	(22,348)	(32,935)	(358)
Comprehensive income (loss)	154,491	155,192	1,687
Less – Comprehensive income attributable to noncontrolling interests	(37,072)	(41,719)	(454)
Comprehensive income (loss) attributable to NTT	¥117,419	¥113,473	$1,233

	Shares or yen		U.S. dollars (Note 2)
	2008	2009	2009
Per share of common stock (Note 4):
Weighted average number of shares outstanding	1,342,161,920	1,323,279,372
Net income (loss) attributable to NTT	102.62	¥103.34	$1.12

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009

Cash flows from operating activities:
Net income (loss)	¥718,746	¥576,670	$6,268
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,589,263	1,500,533	16,310
Impairment loss	1,086	547	6
Deferred taxes	(143,295)	(31,857)	(346)
Loss on disposal of property, plant and equipment	77,876	67,614	735
Equity in (earnings) losses of affiliated companies	(11,045)	(8,962)	(97)
(Increase) decrease in notes and accounts receivable, trade	(208,448)	(49,583)	(539)
(Increase) decrease in inventories (Note 3)	(121,981)	(70,109)	(762)
(Increase) decrease in other current assets	(83,471)	(62,392)	(678)
Increase (decrease) in accounts payable, trade and accrued payroll	(323,231)	(272,670)	(2,964)
Increase (decrease) in accrued consumption tax	10,993	18,035	196
Increase (decrease) in accrued interest	2,365	457	5
Increase (decrease) in advances received	(1,051)	6,322	69
Increase (decrease) in accrued taxes on income	(21,084)	(138,259)	(1,503)
Increase (decrease) in other current liabilities	58,904	18,722	203
Increase (decrease) in liability for employees’ retirement benefits	7,661	64,576	702
Increase (decrease) in other long-term liabilities	43,002	92,589	1,006
Other	(71,075)	(60,252)	(655)

Net cash provided by (used in) operating activities	1,525,215	1,651,981	17,956

Cash flows from investing activities:
Payments for property, plant and equipment	(1,190,275)	(1,066,954)	(11,597)
Proceeds from sale of property, plant and equipment	83,046	20,362	221
Payments for purchase of non-current investments	(92,201)	(74,718)	(812)
Proceeds from sale and redemption of non-current investments	45,093	15,267	166
Payments for purchase of short-term investments	(28,456)	(154,742)	(1,682)
Proceeds from redemption of short-term investments	3,197	48,906	531
Acquisition of intangibles and other assets	(463,578)	(420,385)	(4,569)

Net cash provided by (used in) investing activities	¥(1,643,174)	¥(1,632,264)	$(17,742)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009

Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥668,294	¥428,147	$4,653
Payments for settlement of long-term debt	(460,943)	(477,969)	(5,195)
Proceeds from issuance of short-term debt	3,315,945	2,805,169	30,491
Payments for settlement of short-term debt	(3,169,358)	(2,729,265)	(29,666)
Dividends paid (Note 4)	(135,338)	(152,177)	(1,654)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(170,311)	(199)	(2)
Acquisition of treasury stocks by subsidiary (Note 8)	(101,846)	(20,177)	(219)
Other	(116,887)	(250,986)	(2,728)

Net cash provided by (used in) financing activities	(170,444)	(397,457)	(4,320)

Effect of exchange rate changes on cash and cash equivalents	(5,554)	(120)	(1)

Net increase (decrease) in cash and cash equivalents	(293,957)	(377,860)	(4,107)
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	11,443

Cash and cash equivalents at end of period	¥875,609	¥674,917	$7,336

Cash paid during the period for:
Interest	¥42,669	¥41,933	$456
Income taxes, net	¥379,443	¥510,568	$5,550

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2009, and the consolidated statements of income for the three and nine months ended December 31, 2008 and 2009 and cash flows for the nine months ended December 31, 2008 and 2009 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Business Combinations

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007 relating to business combinations. This pronouncement requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group for the nine months ended December 31, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of this pronouncement has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification. The repurchases of shares by the subsidiary resulting in changes in NTT’s ownership interest in the subsidiary have been accounted for as equity transactions with noncontrolling interests.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2008 relating to accounting for financial guarantee insurance contracts. This pronouncement prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. This pronouncement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent Events

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2009 relating to subsequent events. This pronouncement requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. The financial statements that adopted this pronouncement should follow the Codification in place of legacy accounting pronouncements. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

(2) Recent Pronouncements

In April 2009, FASB issued the accounting pronouncement relating to mergers and acquisitions of not-for-profit entities. This pronouncement gives not-for-profit entities specific guidance on accounting for mergers and acquisitions, including analogies to business-combination accounting and more uniform presentations. This pronouncement prescribes how to determine whether a combination is a merger or an acquisition, how to account for each, and the disclosures that should be made. This pronouncement is to be applied prospectively to mergers for which merger dates are on or after the beginning of an initial reporting period beginning on or after December 15, 2009, and to acquisitions for which acquisition dates are on or after the beginning of the first annual reporting period beginning on or after December 15, 2009. Earlier application is prohibited. The adoption of this pronouncement will not have an impact on the results of operations or financial position of NTT Group.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13 “Multiple-Deliverable Revenue Arrangements.” This pronouncement addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This pronouncement eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This pronouncement will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This pronouncement amends the accounting model for revenue arrangements that include both tangible products and software elements. This pronouncement also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This pronouncement will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

In December 2009, the FASB issued ASU 2009-16 “Accounting for Transfers of Financial Assets.” This pronouncement eliminates the concept and associated guidance of a “qualifying special-purpose entity” (“QSPE”), creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This statement is effective (including for existing QSPEs) as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. This pronouncement also provides for transfers that occurred before and after its effective date. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

In December 2009, the FASB issued ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).” This pronouncement prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. This pronouncement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

(3) Net Income attributable to NTT per Share

Basic net income attributable to NTT per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2008 and 2009, there is no difference between basic EPS and diluted EPS. In January 2009, NTT effected the split of one share of its common stock into 100 shares. The computations of EPS have been adjusted retroactively for the three and nine months ended December 31, 2008 and are presented to reflect the stock split.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2009.

2. Convenience translation into U.S. dollar amounts:

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the three and nine months ended December 31, 2009 have been translated into United States dollars at the rate of ¥92 = U.S.$1, the approximate current exchange rate prevailing on December 31, 2009. Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for convenience of the reader. This translation should not be construed as a representation that any or all the amounts shown could be converted into U.S. dollars at this or any other rate.

3. Inventories:

Inventories at March 31 and December 31, 2009 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2009	December 31, 2009	December 31, 2009
Telecommunications equipment to be sold and materials	¥139,155	¥189,937	$2,065
Projects in progress	132,638	153,028	1,663
Supplies	41,701	43,088	468

Total	¥313,494	¥386,053	$4,196

4. Equity:

Outstanding shares and Treasury stock–

The changes in the number of outstanding shares and treasury stock for the fiscal year ended March 31, 2009 and for the nine months ended December 31, 2009, were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	10,623
Purchase of treasury stock under resolution of the board of directors	—	6,386,800
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,252)
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	80,151
Resale of treasury stock to holders of less-than-one-unit shares	—	(26,044)

Balance at December 31, 2009	1,574,120,900	250,898,274

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. The computations of the per share amount have been adjusted retroactively for the three and nine months ended December 31, 2008 and are presented to reflect the effect of the stock split.

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares (pre-stock split) of its common stock for a total purchase price of ¥169,767 million from July through December 2008. In January 2009, NTT acquired 6,386,800 shares of its common stock after the stock split for ¥30,233 million. The shareholders’ meeting on June 24, 2009, did not resolve that NTT may acquire its common stock.

Dividend–

Cash dividends paid for the nine months ended December 31, 2009 were as follows:

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million
Cash dividends per share	¥55
Date of record	March 31, 2009
Date of payment	June 25, 2009

Resolution	The Board of Directors’ meeting on November 9, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,397 million
Cash dividends per share	¥60
Date of record	September 30, 2009
Date of payment	December 10, 2009

Changes in equity–

Changes in total equity, NTT shareholders’ equity and equity attributable to the noncontrolling interest for the nine months ended December 31, 2008, and 2009, were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥7,410,761	¥1,863,998	¥9,274,759
Dividends paid to NTT Shareholders	(135,338)	—	(135,338)
Dividends paid to noncontrolling interests	—	(84,508)	(84,508)
Acquisition of treasury stocks	(171,164)	—	(171,164)
Resale of treasury stocks	853	—	853
Other equity transactions	—	(70,422)	(70,422)
Net income (loss)	544,083	174,663	718,746
Other comprehensive income (loss)	(53,330)	(7,030)	(60,360)
Unrealized gain (loss) on securities	(23,029)	(2,817)	(25,846)
Unrealized gain (loss) on derivative instruments	2,318	(121)	2,197
Foreign currency translation adjustments	(22,726)	(3,612)	(26,338)
Pension liability adjustments	(9,893)	(480)	(10,373)
Balance at December 31, 2008	¥7,595,865	¥1,876,701	¥9,472,566

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(152,177)	—	(152,177)
Dividends paid to noncontrolling interests	—	(81,509)	(81,509)
Acquisition of treasury stocks	(298)	—	(298)
Resale of treasury stocks	99	—	99
Other equity transactions	(2,525)	10,431	7,906
Net income (loss)	418,998	157,672	576,670
Other comprehensive income (loss)	10,293	278	10,571
Unrealized gain (loss) on securities	5,494	1,488	6,982
Unrealized gain (loss) on derivative instruments	(1,740)	2	(1,738)
Foreign currency translation adjustments	(4,795)	(2,125)	(6,920)
Pension liability adjustments	11,334	913	12,247
Balance at December 31, 2009	¥7,572,500	¥1,934,392	¥9,506,892

	Millions of U.S. dollars
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	$79,327	$20,082	$99,409
Dividends paid to NTT Shareholders	(1,654)	—	(1,654)
Dividends paid to noncontrolling interests	—	(886)	(886)
Acquisition of treasury stocks	(3)	—	(3)
Resale of treasury stocks	1	—	1
Other equity transactions	(27)	113	86
Net income (loss)	4,554	1,714	6,268
Other comprehensive income (loss)	112	3	115
Unrealized gain (loss) on securities	60	16	76
Unrealized gain (loss) on derivative instruments	(19)	0	(19)
Foreign currency translation adjustments	(52)	(23)	(75)
Pension liability adjustments	123	10	133
Balance at December 31, 2009	$82,310	$21,026	$103,336

5. Fair value measurements:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2—	Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3—	Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2009 are as follows:

	Millions of yen
	March 31, 2009
		Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥170,551	¥168,695	¥1,856	—
Derivatives	6,205	—	6,205	—

Liabilities
Derivatives	¥5,651	—	¥5,651	—

	Millions of yen
	December 31, 2009
		Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥182,442	¥180,326	¥2,116	—
Derivatives	6,526	—	6,526	—

Liabilities
Derivatives	¥7,314	—	¥7,314	—

	Millions of U.S. dollars
	December 31, 2009
		Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	$1,983	$1,960	$23	—
Derivatives	71	—	71	—

Liabilities
Derivatives	$80	—	$80	—

*1	Quoted prices for identical assets or liabilities in active markets
*2	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
*3	Unobservable inputs

Available-for-sale securities–

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified to level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to level 2.

Assets measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2009 are as follows:

	Millions of yen
	For the nine months ended December 31, 2009
		Fair value measurements using			Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	¥16,456	—	—	¥16,456	¥4,776
Cost method investments	¥6,595	—	¥6,017	¥578	¥8,049

	Millions of dollars
	For the nine months ended December 31, 2009
		Fair value measurements using			Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	$179	—	—	$179	$52
Cost method investments	$72	—	$66	$6	$87

	Millions of yen
	For the three months ended December 31, 2009
		Fair value measurements using			Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Cost method investments	¥6,259	—	¥6,017	¥242	¥6,142

	Millions of dollars
	For the three months ended December 31, 2009
		Fair value measurements using			Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Cost method investments	$68	—	$66	$2	$67

*1	Quoted prices for identical assets or liabilities in active markets
*2	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
*3	Unobservable inputs

Real estate–

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down to its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified to level 3.

Real estate in the table above includes that transferred from inventories to property, plant and equipment as a result of a change in use after measuring fair value.

Cost method investments–

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, if active market prices for similar assets are available, fair value is measured by quoted prices for similar assets in active markets, which is classified to level 2. If market prices for similar assets are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to level 3.

6. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen		Millions of U.S. dollars
For the three months ended December 31	2008	2009	2009

Regional communications business -
Customers	¥865,327	¥848,687	$9,225
Intersegment	139,272	127,353	1,384

Total	1,004,599	976,040	10,609

Long distance and international communications business -
Customers	290,937	280,243	3,046
Intersegment	33,920	27,047	294

Total	324,857	307,290	3,340

Mobile communications business -
Customers	1,097,649	1,084,583	11,789
Intersegment	13,327	11,974	130

Total	1,110,976	1,096,557	11,919

Data communications business -
Customers	230,978	235,772	2,563
Intersegment	27,310	28,102	305

Total	258,288	263,874	2,868

Other -
Customers	84,860	78,271	851
Intersegment	204,752	185,310	2,014

Total	289,612	263,581	2,865
Elimination	(418,581)	(379,786)	(4,128)

Consolidated total	¥2,569,751	¥2,527,556	$27,473

	Millions of yen		Millions of U.S. dollars
For the nine months ended December 31	2008	2009	2009

Regional communications business -
Customers	¥2,591,072	¥2,531,004	$27,511
Intersegment	421,879	382,699	4,160

Total	3,012,951	2,913,703	31,671

Long distance and international communications business -
Customers	872,078	844,295	9,177
Intersegment	89,226	79,459	864

Total	961,304	923,754	10,041

Mobile communications business -
Customers	3,341,009	3,208,096	34,871
Intersegment	37,751	34,268	372

Total	3,378,760	3,242,364	35,243

Data communications business -
Customers	677,459	711,816	7,737
Intersegment	88,128	86,344	939

Total	765,587	798,160	8,676

Other -
Customers	252,726	230,453	2,505
Intersegment	596,077	558,474	6,070

Total	848,803	788,927	8,575
Elimination	(1,233,061)	(1,141,244)	(12,405)

Consolidated total	¥7,734,344	¥7,525,664	$81,801

Segment profit or loss:

	Millions of yen		Millions of U.S. dollars
For the three months ended December 31	2008	2009	2009

Operating income (loss):
Regional communications business	¥29,870	¥31,043	$337
Long distance and international communications business	26,696	25,002	272
Mobile communications business	168,448	215,981	2,348
Data communications business	23,833	16,118	175
Other	18,806	6,666	72

Total	267,653	294,810	3,204
Elimination	1,735	6,507	71

Consolidated operating income	¥269,388	¥301,317	$3,275

	Millions of yen		Millions of U.S. dollars
For the nine months ended December 31	2008	2009	2009

Operating income (loss):
Regional communications business	¥70,570	¥81,741	$888
Long distance and international communications business	82,126	76,238	829
Mobile communications business	742,656	698,306	7,590
Data communications business	68,684	52,991	576
Other	42,213	13,527	147

Total	1,006,249	922,803	10,030
Elimination	8,221	25,284	275

Consolidated operating income	¥1,014,470	¥948,087	$10,305

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the nine months ended December 31, 2008 and 2009.

7. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the nine months ended December 31, 2008 and 2009 were ¥177,551 million and ¥188,082 million ($2,044 million), respectively. Such amounts charged to income for the three months ended December 31, 2008 and 2009 were ¥63,111 million and ¥65,799 million ($715 million), respectively.

8. Subsidiary stock transactions:

For the fiscal year ended March 31, 2009, NTT DoCoMo, Inc. (“NTT DOCOMO”) repurchased a total of 868,116 shares for ¥136,845 million. As a result, NTT’s interest in NTT DOCOMO increased from 64.8% to 66.2%. Goodwill of ¥26,701 million was recorded on the balance sheet as of March 31, 2009 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in increases in NTT’s ownership interest in NTT DOCOMO have been accounted for as acquisitions of minority interests using the purchase method.

In November 2009, NTT DOCOMO repurchased 154,065 shares for ¥20,000 million ($217 million). As a result, NTT’s interest in NTT DOCOMO increased from 66.2% to 66.4%. “Additional paid-in capital” decreased by ¥2,061 million ($22 million) in the consolidated balance sheet as of December 31, 2009 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests since April 2009.

9. Contingent liabilities:

Contingent liabilities at December 31, 2009 for loans guaranteed amounted to ¥6,743 million ($73 million).

At December 31, 2009, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Subsequent events:

There were no significant subsequent events for the period after December 31, 2009, through February 8, 2010, the issue date of the financial statements.